Exhibit 99.2

SUPPLEMENTAL LETTER

DEVOCEAN MARITIME LTD.

DOMINA MARITIME LTD.

DULAC MARITIME S.A.

ARTFUL SHIPHOLDING S.A.

LONGEVITY MARITIME LIMITED

c/o Globus Shipmanagement Corp.

128 Vouliagmenis Avenue

166 74 Glyfada

Greece

GLOBUS MARITIME LIMITED

c/o Globus Shipmanagement Corp.

128 Vouliagmenis Avenue

166 74 Glyfada

Greece

21 April 2020

Dear Sirs,

Facility agreement dated 24 June 2019 (as amended and/or supplemented from time to time, the “Facility Agreement”) made between (i) Devocean Maritime Ltd., Domina Maritime Ltd. Dulac maritime S.A., Artful Shipholding S.A. and Longevity Maritime limited as joint and several borrowers (together, the “Borrowers”), (ii) Globus Maritime Limited (the “Guarantor”), (iii) the financial institutions listed in part B of schedule 1 as lenders (iv) Lucid Agency Services limited as facility agent and (v) Lucid Trustee Services Limited as security agent.

Words and expressions defined in the Facility Agreement shall have the same meaning when used in this letter unless the context requires or unless otherwise defined in this letter.

We refer to:

(a)	the Facility Agreement; and

(b)	your request to the Finance Parties (the “Request”) to grant the Borrowers the option to defer the payment of 50% of the interest which has accrued and was originally payable on 31 March 2020 (the “Deferred Interest”) for a period of up to 6 months.

1	Agreement. The Finance Parties hereby agree to the Request subject to:

(a)	the Deferred Interest continuing to accrue interest at a rate equal to the Interest Rate;

(b)	the increase of the deferred fee set out in Clause 11.4 (Deferred Fee) by 0.10 per cent; and

(c)	the Borrowers and the other Transaction Obligors executing the acknowledgement to this letter confirming their agreement to the terms and conditions of the same.

2	Amendment to the Facility Agreement. In consideration of the agreement of the Finance Parties referred to in paragraph 1 of this letter and upon and with effect on and from 31 March 2020 (the “Effective Date”), the Facility Agreement shall be amended as follows:

(a)	by deleting in clause 11.4 (Deferred Fee) of the Facility Agreement the words and numbers ‘1.50 per cent.’ and replacing them with ‘1.60 per cent.’; and

(b)	by inserting in clause 7.4 the words ‘(for the avoidance of doubt such prepayment to be applied in accordance with the provisions of Clause 7.3(b))’ after the words ‘following the payment referred to in paragraph (a);

(c)	by inserting in clause 8 (interest) of the Facility Agreement a new clause 8.5 as follows:

“8.5	Deferred Interest

(a)	The Borrowers shall have the option to defer the payment of 50% of the interest which accrued during the Interest Period ending on 31 March 2020 (the “Deferred Interest”) for six months.

(b)	For as long as the Deferred Interest (or any part thereof) remains outstanding it shall accrue interest, on a quarterly basis, at a rate equal to the Interest Rate and such accrued interest shall be payable on the last day of that quarter.

(c)	The Deferred Interest (or any part thereof) shall be payable on 30 September 2020 provided that the Borrowers shall have the option to pay the Deferred Interest on 30 June 2020.”

(d)	by construing all references in the Facility Agreement to “this Agreement”, ”hereunder” and the like and in the Finance Documents to the “Facility Agreement” as references to the Facility Agreement as amended and/or supplemented by this letter.

3	Amendments to Finance Documents. In consideration of the agreement of the Finance Parties referred to in paragraph 1 of this letter and upon and with effect from the Effective Date, each of the Finance Documents (other than the Facility Agreement) shall be, and shall be deemed by this letter to have been, amended as follows:

(a)	the definition of, and references throughout each of the Finance Documents to, the Facility Agreement and any of the other Finance Documents shall be construed as if the same referred to the Facility Agreement and those Finance Documents as amended and supplemented by this letter; and

(b)	by construing references throughout each of the Finance Documents to “this Agreement”, “this Deed”, ”hereunder” and other like expressions as if the same referred to such Finance Documents as amended and supplemented by this letter.

4	Facility Agreement and Finance Documents. The Borrowers and each other Transaction Obligor agree with the Finance Parties that all other provisions of the Facility Agreement and the Finance Documents to which the Borrowers and each other Transaction Obligor is a party shall be and are hereby re-affirmed and remain in full force and effect.

5	Expenses. The provisions of clause 16 (fees and expenses) of the Facility Agreement shall extend and apply to this letter as if the same were (mutatis mutandis) herein expressly set forth.

6	Notices. Clause 37 (Notices) of the Facility Agreement shall extend and apply to this letter as if the same were (mutatis mutandis) herein expressly set forth.

7	Counterparts. This letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.

8	Governing law. This letter and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law and clauses 44 (Governing Law) and 45 (Enforcement) of the Facility Agreement shall extend and apply to this letter as if the same were (mutatis mutandis) herein expressly set forth.

9	Designation of Finance Document. This letter is a Finance Document.

Please confirm your acceptance to the foregoing terms and conditions by signing the acceptance at the foot of this letter.

Yours faithfully

/s/Paul Barton
Paul Barton
Director

SIGNED by
for and on behalf of
LUCID AGENCY SERVICES LIMITED
as Facility Agent (for and on behalf of the other Finance Parties)

Acknowledgment

1	We hereby acknowledge receipt of the above letter and confirm our agreement to the terms hereof.

2	We hereby represent and warrant to the Finance Parties that:

(a)	the representations and warranties contained in clause 19 (Representations ) of the Facility Agreement are true and correct on the date of this letter as if all references therein to “this Agreement” were references to the Facility Agreement as supplemented by this letter; and

(b)	this letter comprises our legal, valid and binding obligations and is enforceable in accordance with its terms.

/s/ Athanasios Feidakis
By: Athanasios Feidakis
for and on behalf of
DEVOCEAN MARITIME LTD.

Date: 21 April 2020

/s/ Athanasios Feidakis
By: Athanasios Feidakis
for and on behalf of
DOMINA MARITIME LTD.

Date: 21 April 2020

/s/ Athanasios Feidakis
By: Athanasios Feidakis
for and on behalf of
DULAC MARITIME S.A.

Date: 21 April 2020

/s/ Athanasios Feidakis
By: Athanasios Feidakis
for and on behalf of
ARTFUL SHIPHOLDING S.A.

Date: 21 April 2020

/s/ Athanasios Feidakis
By: Athanasios Feidakis
for and on behalf of
LONGEVITY MARITIME LIMITED

Date: 21 April 2020

/s/ Athanasios Feidakis
By: Athanasios Feidakis
for and on behalf of
GLOBUS MARITIME LIMITED

Date: 21 April 2020

We hereby confirm and acknowledge that we have read and understood the terms and conditions of the above letter and agree in all respects to the same and confirm that the Finance Documents to which we are a party shall remain in full force and effect and shall continue to stand as security for the obligations of the Borrowers under the Facility Agreement and the other Finance Documents.

/s/ Athanasios Feidakis
By: Athanasios Feidakis
for and on behalf of
GLOBUS SHIPMANAGEMENT CORP.

Date: 21 April 2020

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